

18005323

SECUR?

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER

8-67566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                    MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

24461 Ridge Route Drive, Suite A200

(No. and Street)

| Laguna Hills | CA | 92653 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Heydenrych                                            949-305-6710

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP

(Name – *if individual, state last, first, middle name*)

| 555 Anton Blvd., Ste 1000 | Costa Mesa | CA | 92626 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

DB



# OATH OR AFFIRMATION

I, Peter M. Heydenrych _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc. _____ , as of February 28 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Financial Officer/FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this
certificate verifies only the identity of the individual
who signed the document to which this certificate
is attached, and not the truthfulness, accuracy, or
validity of that document.

State of California
County of _Orange_

Subscribed and sworn to (or affirmed) before me on this 28th
day of _February_, 20 _18_, by _Peter M. Heydenrych_
_____ ,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

KIMBERLY ANN LEVIN
COMM. #2123708
Notary Public - California
Orange County
My Comm. Expires Aug. 15, 2019

(Seal)                    Signature _Kimberly A. Levin_



KMJ | Corbin & Company
Business Advisors Tax and Audit

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information included in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule 1. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

We have served as the Company's auditor since 2011.

Costa Mesa, California
February 28, 2018

# CORPORATE FINANCE SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

|  | December 31, 2017 |
|---|---|
| **ASSETS** | |
| Current assets: | |
| Cash and cash equivalents | $ 237,133 |
| Other receivables | 10,289 |
| Commission receivable | 42,200 |
| Income tax receivable | 2,458 |
| Prepaid expenses and other | 17,038 |
| Total current assets | 309,118 |
| Deferred tax asset | 2,285 |
| | $ 311,403 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 84,354 |
| Income tax payable | 5,725 |
| Deferred revenue | 11,140 |
| Total current liabilities | 101,219 |
| Commitments and contingencies | |
| Shareholders' equity: | |
| Series A convertible preferred stock, $0.01 par value; 15 shares authorized, no shares issued and outstanding | - |
| Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 6 shares issued and outstanding (liquidation preference of $30,000) | - |
| Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,000) | - |
| Series D convertible preferred stock, $0.01 par value; 15 shares authorized, 1 share issued and outstanding (liquidation preference of $4,500) | - |
| Common stock, no par value; 100,000 shares authorized, 11,000 shares issued and outstanding | 8,750 |
| Additional paid-in capital | 42,500 |
| Retained earnings | 158,934 |
| Total shareholders' equity | 210,184 |
| | $ 311,403 |

|  | For The Year Ended December 31, 2017 |
|---|---|
| Revenues: | |
| Commissions | $ 6,913,524 |
| Other | 160,486 |
| Total revenues | 7,074,010 |
| Expenses: | |
| Commissions | 6,844,389 |
| Other general and administrative | 190,570 |
| Total expenses | 7,034,959 |
| Income before benefit from income taxes | 39,051 |
| Provision for income taxes | 13,552 |
| Net income | $ 25,499 |

| | Series A Convertible Preferred Stock | | Series B Convertible Preferred Stock | | Series C Convertible Preferred Stock | | Series D Convertible Preferred Stock | | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| Balance at January 1, 2017 | - | $ - | 7 | $ - | 4 | $ - | 1 | $ - | 12,000 | $ 10,000 | $ 46,500 | $ 136,135 | $ 192,635 |
| Repurchase of preferred stock and common stock | - | - | (1) | - | - | - | - | - | (1,000) | (1,250) | (4,000) | - | (5,250) |
| Preferred stock dividends | - | - | - | - | - | - | - | - | - | - | - | (2,700) | (2,700) |
| Net income | - | - | - | - | - | - | - | - | - | - | - | 25,499 | 25,499 |
| Balance at December 31, 2017 | - | $ - | 6 | $ - | 4 | $ - | 1 | $ - | 11,000 | $ 8,750 | $ 42,500 | $ 158,934 | $ 210,184 |

# CORPORATE FINANCE SECURITIES, INC.

## STATEMENT OF CASH FLOWS

### For The Year Ended December 31, 2017

|  | For The Year Ended December 31, 2017 |
|---|---:|
| Cash flows from operating activities: |  |
| Net income | $ 25,499 |
| Adjustments to reconcile net income to net cash provided by operating activities: |  |
| Deferred taxes | 5,612 |
| Changes in operating assets and liabilities: |  |
| Other receivables | (1,993) |
| Commission receivable | (42,200) |
| Income tax receivable | 2,400 |
| Prepaid expenses and other | 87,004 |
| Accounts payable and accrued expenses | 39,444 |
| Deferred revenue | (80,535) |
| Income tax payable | 3,082 |
| Net cash provided by operating activities | 38,313 |
| Cash flows from financing activities: |  |
| Preferred stock dividend | (2,700) |
| Repurchase of Series B convertible preferred stock and common stock | (5,250) |
| Net cash used in financing activities | (7,950) |
| Net change in cash and cash equivalents | 30,363 |
| Cash and cash equivalents at beginning of year | 206,770 |
| Cash and cash equivalents at end of year | $ 237,133 |
| Supplemental cash flow information - |  |
| Cash paid during the year for: |  |
| Interest | $ - |
| Income taxes | $ 9,195 |

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company" or "CFS") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, and Texas. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

*Cash and cash equivalents*

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

*Customers*

For the year ended December 31, 2017, four customers accounted for 84% of the Company's commissions revenue.

Significant Relationships and Agreements

The Company provides the following services through a network of Service Providers ("SP") who are experienced Merger and Acquisition professionals who are registered with FINRA through CFS and hold a valid FINRA license for the activities they are engaged.

1. Mergers and acquisitions advisory services
2. Corporate finance advisory services
3. Private placement advisory services
4. Real estate syndication advisory services
5. Oil and gas interests advisory services

The Company executes agreements with these SPs and provides services based on a Services Agreement ("Agreement") which contains rights and obligations for the two counterparties.

The Company provides FINRA registration services, referral program transaction opportunities, access to research data bases, training and consulting services and other related services. In addition, the SP has the right to use names and marks which are the intellectual property of the Company. The SPs are obligated to the Company to maintain the FINRA credentials, subscribe to Company research assets and maintain the office and operating policies in accordance with Company requirements. The SPs indemnify the Company from any actions arising from their misconduct.

The Company acts as the principal in all transactions and records revenue associated with these transactions and distribute commissions to the SPs based on individual transaction agreements.

The SPs are shareholders of the Company. Accordingly, they are related parties acting as agents for financial reporting purposes (see Note 3) and treated as independent contractors for income tax purposes.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

### Revenue Recognition

Commissions are recorded during the period in which services are performed. Other revenues are related to administrative fees from registered representatives which are recorded when earned according to a predetermined fee schedule and are intended to provide for certain Company administrative costs.

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

### Income Taxes

The Company is a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2017.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company is subject to taxation in the U.S. and the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, and Texas. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2013.

Dividend Policy

The Company records dividends on Series B, C, and D preferred stock when declared by the Board of Directors. In 2017 preferred dividends were paid out in the amount of $2,700.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

New Accounting Pronouncements

In 2017, the Financial Accounting Standards Board ("FASB") issued ASC 606, *Revenue from Contracts and Customers*, which will supersede nearly all existing revenue recognition guidance under the United States generally accepted accounting principles. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 31, 2017. The Company has evaluated the new standard and the adoption is not expected to have a significance impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

## NOTE 2 – INCOME TAXES

For the year ended December 31, 2017, the provisions for income taxes consists of the following:

| | | |
|---|---|---:|
| Federal: | | |
| Current | $ | (451) |
| Deferred | | 5,614 |
| | | 5,163 |

## NOTE 2 – INCOME TAXES, continued

| | |
|---|---:|
| California: | |
| Current | 8,390 |
| Deferred | (1) |
| | 8,389 |
| | $ 13,552 |

The accompanying statement of financial condition reflects a long-term deferred tax asset of $2,285 related to the Company's basis difference in intangible assets. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 15 percent as a result of graduated tax rates and state income taxes.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from and pays commissions and general and administrative expenses to its shareholders and registered representatives.

Balances with related parties at December 31, 2017:

| | |
|---|---:|
| Assets: | |
| Other receivables | $ 4,693 |

| | |
|---|---:|
| Liabilities: | |
| Included in accounts payable and accrued expenses | $ 53,072 |

Transactions with related parties for the year ended December 31, 2017 are as follows:

| | |
|---|---:|
| Revenues: | |
| Other | $ 156,700 |

| | |
|---|---:|
| Expenses: | |
| Commissions | $ 6,844,389 |
| Other general and administrative (including $16,200 for office rent) | 130,985 |
| Total expenses | $ 6,975,374 |

Substantially all cash flows from commission revenues is used to pay commissions expenses to SPs who are preferred and common shareholders (related parties). Accordingly, the

## NOTE 3 – COMMITMENTS AND CONTINGENCIES, continued

accompanying financial statements may not be indicative of the financial position or results of operations had the Company operated without these relationships.

### Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

## NOTE 4 – SHAREHOLDERS' EQUITY

### Convertible Preferred Stock

Holders of the Company's shares of Series A convertible preferred stock have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B, C and D convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no outstanding shares of Series A convertible preferred stock as of December 31, 2017.

Holders of the Company's shares of Series B convertible preferred stock have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series C and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. During 2017, the Company repurchased from one of its shareholders 1 share of the Series B convertible preferred stock and 1,000 shares of common stock for total consideration of $5,250.

Holders of the Company's shares of Series C convertible preferred stock have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation

## NOTE 4 – SHAREHOLDERS' EQUITY, continued

and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series D convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

## NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2017, under the most restrictive requirement, the Company had net capital of $176,923 which was $170,175 in excess of its minimum required net capital of $6,748. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

## SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**As of December 31, 2017**

| | Unaudited Amounts per FOCUS Report | Amounts Based on Annual Report | Difference Increase (Decrease) |
|---|---|---|---|
| Net capital - Total shareholders' equity from statement of financial condition | $ 210,184 | $ 210,184 | $ - |
| Deductions and/or charges: Nonallowable assets included in the following statement of financial condition captions: | | | |
| Cash and cash equivalents | 1,191 | 1,191 | - |
| Other receivables | 10,289 | 10,289 | - |
| Income tax receivable | 2,458 | 2,458 | - |
| Prepaid expenses and other | 17,038 | 17,038 | - |
| Deferred tax asset | 2,285 | 2,285 | - |
| Total deductions and/or charges | 33,261 | 33,261 | - |
| Net capital | 176,923 | 176,923 | - |
| Minimum net capital required | 6,748 | 6,748 | - |
| Excess net capital | $ 170,175 | $ 170,175 | $ - |
| Total aggregate indebtedness | $ 101,219 | $ 101,219 | $ - |
| Ratio of aggregate indebtedness to net capital | 0.57 to 1 | 0.57 to 1 | |



KMJ | Corbin & Company

Business Advisors Tax and Audit

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON THE EXEMPTION REPORT

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Corporate Finance Securities, Inc., in which (1) Corporate Finance Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2018

p **714 380 6565**  f **714 380 6566**   555 Anton Blvd., Ste 1000  Costa Mesa  CA  92626  kmjpartnerscpa.com
p **818 999 5885**  f **818 704 4668**   20720 Ventura Blvd  Suite 160  Woodland Hills  CA  91364

## Exemption Report of Corporate Finance Securities, Inc.

**Corporate Finance Securities, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3: *(k)(2)(i)*

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2017, without exception.

Corporate Finance Securities, Inc.

I, Peter Heydenrych, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Finop

February 28, 2017



KMJ | Corbin &
       Company

Business Advisors Tax and Audit

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
# ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Corporate Finance Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting the following differences;

| Item No. | Description | Per SIPC-7 | Per KMJ | Difference |
|---|---|---|---|---|
| 2a | Total revenues | $6,950,848 | $7,074,010 | $(123,162) |

p 714 380 6565   f 714 380 6566   555 Anton Blvd., Ste 1000  Costa Mesa  CA  92626  kmjpartnerscpa.com
p 818 999 5885   f 818 704 4668   20720 Ventura Blvd  Suite 160  Woodland Hills  CA  91364

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the following differences;

| Item No. | Per SIPC-7 submitted | Recomputed by KMJ |
|---|---|---|
| 2a | $ 6,950,848 | $ 7,074,010 |
| Total deductions | - | - |
| SIPC net operating revenues | $ 6,950,848 | $ 7,074,010 |
| General assessment | $ 10,426 | $ 10,611 |
| Less payment made with SIPC-6 | (3,361) | (3,361) |
| Less prior overpayment applied | - | - |
| Less payment made with SIPC-7 | (7,065) | (7,065) |
| Overpayment / (Underpayment) | $ - | $ (185) |

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*KMJ Corbin & Company LLP*

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2018

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
15*15*****3029*****************MIXED AADC 220
67566   FINRA   DEC
CORPORATE FINANCE SECURITIES INC
24461 RIDGE ROUTE DR STE A200
LAGUNA HILLS, CA 92653-1686
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Heydenrych (949) 457-8990

2. A. General Assessment (item 2e from page 2)                                      $  10,426

   B. Less payment made with SIPC-6 filed (**exclude interest**)                  (  3,361  )

       7/14/17
       Date Paid

   C. Less prior overpayment applied                                             (  )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward)   $  7,065

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)                          $  7,065

   H. Overpayment carried forward                              $(  )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Finance Securities, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 15th day of January, 20 18.

CFO/FinOp
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

**Item No.**

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)      $     6,950,848

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues      $     6,950,848

2e. General Assessment @ .0015      $     10,426

(to page 1, line 2.A.)

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